NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

Monday, April 9, 2007

Contact:

Investor Relations

(No.2007-04-07)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Announces Name Change

Vancouver, British Columbia – April 9, 2007– Northern Canadian Uranium Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I), is pleased to announce that effective April 9, 2007, the Company has changed its name from Northern Canadian Minerals Inc. to Northern Canadian Uranium Inc.

“Our new name better reflects the Company’s focus on uranium which continues to increase in price as it has significantly over the last few years.  Since late 2005, we’ve been actively acquiring and exploring our uranium properties and are encouraged by our work so far including the recent initial resource announcement in Wyoming on our Elkhorn project,” states Praveen Varshney, President.

Northern Canadian Uranium Inc. (NCA)

Northern Canadian Uranium is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is also exploring the Canyon Coin project, located on the north side of the Athabasca Basin and six uranium exploration projects in Wyoming and three projects in South Dakota.  The Company has three properties in southwest Nevada which are being examined and has acquired over 50,000 square kilometers of uranium prospecting concessions in Mali, West Africa.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen Varshney ”

Praveen K. Varshney, C.A.

President

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca